

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2020

Shuky Sheffer
President and Chief Executive Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

> **Re: Amdocs Limited**
> **Form 20-F for the Fiscal Year Ended September 30, 2019**
> **Filed December 16, 2019**
> **File No. 001-14840**

Dear Mr. Sheffer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology